ViewCast Letterhead
October 5, 2005
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F Street, NE
Washington, DC 20549-3561

RE:	ViewCast.com, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005 — File No. 0-29020
Dear Mr. Spirgel,
This letter is submitted with respect to the letter dated September 15, 2005 from the staff of the Securities and Exchange Commission transmitting their comments to the above referenced filing and requesting supplemental information.
Form 10-KSB/A
Financial Statements, page F-1
Intangible Assets and Amortization, page 29
1.	Please reconcile for us the carrying value of DCi of $2,420,000 at December 31, 2004, reported in you response to comment 1, and the total amount of DCi assets of $5,113,777 reported in Note 13.
Response to Comment #1.
     The following schedule summarizes the carrying values of DCi’s assets as of December 31, 2004.

IT Services,
Assets as of December 31, 2004	Products
Intangible Assets
Goodwill	$1,041,430
Customer Contracts, net	241,389
Property & Equipment	1,074,905
Deposits	65,619

Total in response to comment 1 in prior letter	2,423,343

Cash	125,054
Accounts Receivable, net	2,475,216
Inventory	62,889
Prepaid Expenses	27,275

Total in Note 13	$5,113,777

2.	Please explain to us the nature and facts and circumstances of the October 2004 written purchase offer. Tell us the extent of negotiations, whether the offer was preliminary and, how the purchaser determined the amount of the $5 million offer if known by management. Also, please explain to us specifically what they offered to purchase. If this offer contemplated the acquirer assuming liabilities, please explain the nature of these liabilities in quantified detail. If the offer did not contemplate the assumption of liabilities, please explain how management considered this fact when performing step 1 of its goodwill impairment test.
Response to Comment #2.
     As mentioned in our previous response, the Company has received various offers and inquires from parties who had interest in purchasing the operations and business of DCi. In October 2004, we had entered into a standstill and confidentiality agreement with one particular party that included a summary of principal terms. Based on this non-binding agreement, the potential buyer was allowed to proceed with their due diligence with the intention of completing an asset purchase transaction based on the principal terms.
     The due diligence process was ongoing through the end of 2004 and into early 2005. The principal terms included cash payments of $3.95 million plus assumption of certain liabilities in return for the purchase of certain assets and operations. If the potential transaction closed as of December 31, 2004, the liabilities that management understood would have been assumed by the buyer totaled in excess of $2 million and consisted of trade payables, accrued liabilities, deferred revenues, short-term and long-term debt (virtually all the DCi liabilities excluding an inter-company payable). Therefore, the $3.95 million in cash plus the $2 million in assumed liabilities equaled $5.95 million, which exceeds the $5,113,777 in total DCi assets reported in Note 13 and exceeds the carrying value of DCi of $2.9 million (liabilities of DCi were $2.2 million at December 31, 2004). Our management is not privy to the potential buyer’s method of determining the price of their offer.
     As a Company, we seriously considered the merits of this offer. Later in 2005, after delays and concerns regarding the potential buyer’s wherewithal to complete the transaction, our Board of Directors decided to disengage from this potential buyer. Nevertheless, the Company believes this unsolicited offer is the appropriate measure for the minimum fair value of the asset as of the time of our testing related to the December 31, 2004 financial statements.
     In response to your additional request, the Company acknowledges to the SEC that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its required filings under the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Laurie L. Latham
Laurie L. Latham, CFO

cc:	Robert S. Littlepage, Accountant Branch Chief Joseph M. Kempf, Senior Staff Accountant